Exhibit 99.4

Introduction

The Bank of Montreal produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (“SEC”) under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with Bank of Montreal’s First Quarter 2011 and Second Quarter 2011 Report to Shareholders and the 2010 Annual Report on Form 40-F.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

We have included the significant differences that would result if United States GAAP were applied in the preparation of our interim Consolidated Balance

Sheet, interim Consolidated Statement of Income, interim Consolidated Statement of Comprehensive Income and interim Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our interim Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet (Canadian $ in millions)			April 30, 2011			October 31, 2010

	Canadian GAAP	Increase (Decrease)	United States GAAP	Canadian GAAP	Increase (Decrease)	United States GAAP

Assets
Cash and cash equivalents (o)	24,415	14	24,429	17,368	-	17,368

Interest bearing deposits with banks (a)	3,336	(2,106)	1,230	3,186	(1,925)	1,261

Securities - Trading (b,c,d,o)	73,215	1,151	74,366	71,710	(2,496)	69,214
- Available-for-sale (b,c,d,e,m,o)	46,276	7,416	53,692	50,543	7,465	58,008
- Other (b,f)	1,093	(65)	1,028	1,146	(80)	1,066
Securities borrowed or purchased under resale agreements	33,040	-	33,040	28,102	-	28,102
Loans and customers’ liability under acceptances, net of the allowance for credit losses (a,g,o,p,s)	174,696	13,041	187,737	176,643	779	177,422
Derivative instruments (g,o)	44,268	(28,767)	15,501	49,759	(33,631)	16,128
Premises and equipment (r)	1,519	(3)	1,516	1,560	(3)	1,557
Goodwill (q,r)	1,584	(32)	1,552	1,619	(44)	1,575
Intangible assets	848	-	848	812	-	812
Other assets (b,d,i)	8,938	7,326	16,264	9,192	6,713	15,905

Total Assets	413,228	(2,025)	411,203	411,640	(23,222)	388,418

Liabilities and Shareholders’ Equity
Deposits (g)	253,387	10,703	264,090	249,251	(2,094)	247,157
Derivative instruments (g,o)	41,145	(28,181)	12,964	47,970	(32,683)	15,287
Acceptances	6,620	-	6,620	7,001	-	7,001
Securities sold but not yet purchased (b)	23,631	(4,229)	19,402	16,438	-	16,438
Securities lent or sold under repurchase agreements	43,912	-	43,912	47,110	-	47,110
Other liabilities (b,d,e,i,l)	16,570	18,194	34,764	17,414	11,076	28,490
Subordinated debt (o)	5,208	797	6,005	3,776	-	3,776
Capital trust securities (j,o)	400	155	555	800	(800)	-
Shareholders’ equity (d,f,h,i,j,k,l,m,n)(1)	22,355	536	22,891	21,880	1,279	23,159

Total Liabilities and Shareholders’ Equity	413,228	(2,025)	411,203	411,640	(23,222)	388,418

(1)	Shareholders’ equity in US GAAP includes non-controlling interest of $1,720 million ($2,138 million as at October 31, 2010).

Reconciliation of Net Income (Canadian $ in millions, except per share amounts)		For the three months ended		For the six months ended

		April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010

Net income before non-controlling interest in subsidiaries, as reported under Canadian GAAP		818	763	1,612	1,439

Adjustments to arrive at United States GAAP:
Net Interest Income	- Liabilities and equity (j)	7	19	19	39
	- Consolidation of VIEs including QSPEs (o)	(39)	-	(112)	-
	- Provision for credit losses (p)	(4)	-	(10)	-
Non-Interest Revenue	- Merchant banking (f)	8	(17)	15	(57)
	- Reclassification from trading securities to available-for-sale securities (c)	-	30	-	56
	- Insurance (d)	-	-	(27)	2
	- Derivatives (h)	(15)	(178)	(196)	(174)
	- Other-than-temporary impairment (m)	-	3	-	3
	- Consolidation of VIEs including QSPEs (o)	182	-	215	-
Non-Interest Expense	- Pension and other employee future benefits (i)	-	(2)	1	(4)
	- Business Combination (q)	(4)	-	(4)	-
	- Consolidation of VIEs including QSPEs (o)	(1)	-	(3)	-
Income taxes and net change in income taxes (k) (including adjustments due to items listed above)		(38)	48	32	52

Net income before non-controlling interest, based on United States GAAP		914	666	1,542	1,356

Non-controlling interest in subsidiaries, as reported under Canadian GAAP		18	18	36	37
Adjustment to non-controlling interest to arrive at United States GAAP		7	19	19	39

Non-Controlling interest in subsidiaries, based on United States GAAP		25	37	55	76
Preferred share dividends		34	34	68	69

Net income available to common shareholders, based on United States GAAP		855	595	1,419	1,211

Earnings per share: basic	- Canadian GAAP net income	1.35	1.27	2.65	2.40
	- United States GAAP net income	1.50	1.06	2.50	2.18

Earnings per share: diluted	- Canadian GAAP net income	1.34	1.26	2.64	2.38
	- United States GAAP net income	1.50	1.06	2.49	2.17

Reconciliation of Comprehensive Income (Canadian $ in millions)		For the three months ended		For the six months ended

		April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010

Total Comprehensive Income, as reported under Canadian GAAP		419	96	880	768

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Reconciliation of Income		89	(116)	(89)	(122)
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (c) (1)		-	(21)	-	(39)
Unrealized (gain) loss on derivatives that are not designated as cash flow hedges under US GAAP (h) (2)		11	124	141	121
Adjustment to unrealized gain (loss) on translation of net foreign operations, net of hedging activities		4	1	3	2
Unrealized actuarial (loss) on pension and other future benefits (i) (3)		19	17	5	18
Unrealized gain (loss) on insurance securities designated as held for trading under Canadian GAAP (d) (4)		16	2	(52)	56
Adjustment to other-than-temporary impairment (m)		-	(2)	-	(2)

Total Comprehensive Income based on United States GAAP (5)		558	101	888	802

(1)	Net of income taxes of $nil million and $nil million for the three and six months ended April 30, 2011 ($9 million and $17 million for the three and six months ended April 30, 2010).
(2)	Net of income taxes of $4 million and $55 million for the three and six months ended April 30, 2011 ($54 million and $53 million for the three and six months ended April 30, 2010).
(3)	Net of income taxes of $8 million and $46 million for the three and six months ended April 30, 2011 ($7 million and $29 million for the three and six months ended April 30, 2010).
(4)	Net of income taxes (recoveries) of $6 million and ($21 million) for the three and six months ended April 30, 2011 ($1 million and $25 million for the three and six months ended April 30, 2010).
(5)	Net of non-controlling interests’ share of comprehensive income of $25 million and $55 million for the three and six months ended April 30, 2011 ($37 million and $76 million for the three and six months ended April 30, 2010)

Reconciliation of Accumulated Other Comprehensive Loss (Canadian $ in millions)	April 30, 2011	October 31, 2010

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	(1,254)	(558)

Adjustments to arrive at United States GAAP:
Unrealized gain on reclassification from trading securities to available-for-sale securities (c)	(2)	(2)
Fair Value adjusted for derivatives that do not qualify as cash flow hedges under United States GAAP (h)	(8)	(149)
Adjustment to unrealized gain on translation of net foreign operations, net of hedging activities	39	36
Unrealized actuarial loss on pension and other employee future benefits (i)	(1,143)	(1,148)
Unrealized gain on insurance securities classified as held for trading under Canadian GAAP (d)	327	379
Adjustment to other-than-temporary impairment (m)	(18)	(18)

Total Accumulated Other Comprehensive Loss based on United States GAAP	(2,059)	(1,460)

(a) Bankers’ Acceptances

Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in our Consolidated Balance Sheet.

(b) Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.

(c) Reclassification from Trading Securities to Available-for-Sale Securities

During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer from trading to available-for-sale those securities for which we had a change in intent caused by current market circumstances at that time to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008 at their fair value at that date. This difference will reverse as these securities are sold.

(d) Insurance Accounting

Under United States GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading securities using the fair value option.

Under United States GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts, are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian asset liability method.

Under United States GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.

Under both United States and Canadian GAAP, premiums from long-duration contracts are recognized in income when due and premiums, net of reinsurance, for short-duration contracts are recorded in income over the related contract period.

Under United States GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets.

Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.

(e) Non-Cash Collateral

Under United States GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $4,629 million and $3,294 million as at April 30, 2011, and October 31, 2010, respectively.

(f) Merchant Banking Investments

Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.

(g) Offsetting of Amounts Related to Certain Contracts

Under United States GAAP, our right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments are netted against the derivative instruments if they are executed with the same counterparty under a master netting agreement. Under Canadian GAAP, these amounts are not presented net. Cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. The cash collateral applied against derivative assets and derivative liabilities was $1,347 million and $1,228 million as at April 30, 2011, respectively ($2,094 million and $1,146 million as at October 31, 2010, respectively). Also under United States GAAP, derivative assets and liabilities having valid rights of set-off are reported on a net basis. Under Canadian GAAP, these derivative assets and liabilities are reported on a gross basis. As a result of offsetting, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $27,074 million as at April 30, 2011 ($31,537 million as at October 31, 2010).

(h) Derivatives

Certain of our interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under United States GAAP as they do not qualify for hedge accounting. Under Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.

Fair Value Hedging Relationships

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)		Pre-tax gains/(losses) recorded in income

For the three months ended Contract type		Amount of gain/(loss) on hedging derivative (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness Recorded in non-interest revenue other

Interest rate contracts -	April 30, 2011	(23)	25	2
	April 30, 2010	60	(66)	(6)

(Canadian $ in millions)		Pre-tax gains/(losses) recorded in income

For the six months ended Contract type		Amount of gain/(loss) on hedging derivative (1)	Quasi fair value adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue - other

Interest rate contracts -	April 30, 2011	(93)	92	(1)
	April 30, 2010	(21)	17	(4)

(1)	Unrealized gains (losses) on hedging derivatives are recorded in Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities - Available for sale, Subordinated Debt, and Deposits.

Cash Flow Hedging Relationships

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions before tax)

For the three months ended April 30, 2011	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue - other	Reclassification of gains (losses) on hedges from other comprehensive income to net interest income (2)	Amortization of spot/forward differential on foreign exchange contracts to interest expense (1)

Interest rate (3)	64	1	46	–
Foreign exchange	(2)	–	–	(14)

Total	62	1	46	(14)

April 30, 2010
Interest rate (3)	(104)	(12)	71	-
Foreign exchange	(162)	-	-	(6)

Total	(266)	(12)	71	(6)

(Canadian $ in millions before tax)

For the six months ended April 30, 2011	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue other	Reclassification of gains (losses) on hedges from other comprehensive income to net interest income (2)	Amortization of spot/forward differential on foreign exchange contracts to interest expense (1)

Interest rate (3)	(45)	(1)	13	–
Foreign exchange	43	–	–	(22)

Total	(2)	(1)	13	(22)

April 30, 2010
Interest rate (3)	(56)	(14)	57	-
Foreign exchange	(111)	-	-	(22)

Total	(167)	(14)	57	(22)

(1)	The spot/forward differential is excluded from our assessment of effectiveness.
(2)	The amount of other comprehensive gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $170 million ($122 million after tax). This will adjust interest on assets and liabilities that were previously hedged.
(3)	Interest rate swaps designated as cash flow hedges under Canadian GAAP that do not qualify for hedge accounting under United States GAAP, are excluded from the above table.

Net Investment Hedges

The amount of hedge ineffectiveness associated with net investment hedges for the three and six months ended April 30, 2011 was $nil and $nil respectively ($0.7 and $1.6 million, respectively, for the three and six months ended April 30, 2010).

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on April 30, 2011 is $6.1 billion ($7.3 billion at October 31, 2010), for which we have posted collateral of $6.8 billion as at April 30, 2011 ($6.5 billion at October 31, 2010). If our credit rating had been downgraded to A- on April 30, 2011, we would have been required to post collateral or meet payment demands of an additional $920 million ($1,082 million at October 31, 2010).

4

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)	April 30, 2011			October 31, 2010

	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net

Trading
Interest Rate Contracts
Swaps	20,590	(19,784)	806	31,312	(30,173)	1,139
Forward rate agreements	124	(120)	4	87	(80)	7
Futures	4	(2)	2	5	(14)	(9)
Purchased options	1,067	-	1,067	1,398	-	1,398
Written options	-	(1,189)	(1,189)	-	(1,667)	(1,667)
Foreign Exchange Contracts
Cross-currency swaps	2,089	(3,350)	(1,261)	1,271	(2,300)	(1,029)
Cross-currency interest rate swaps	7,129	(6,164)	965	4,595	(4,116)	479
Forward foreign exchange contracts	4,189	(4,877)	(688)	2,536	(2,950)	(414)
Purchased options	245	-	245	218	-	218
Written options	-	(192)	(192)	-	(171)	(171)
Commodity Contracts
Swaps	1,710	(1,012)	698	1,462	(1,584)	(122)
Purchased options	961	-	961	1,127	-	1,127
Written options	-	(776)	(776)	-	(1,004)	(1,004)
Equity Contracts	2,404	(2,474)	(70)	1,653	(2,233)	(580)
Credit Default Swaps
Purchased	792	-	792	1,280	-	1,280
Written	-	(544)	(544)	-	(933)	(933)

Total fair value - trading derivatives	41,304	(40,484)	820	46,944	(47,225)	(281)

Average fair value (1)	41,940	(41,577)	363	44,149	(43,395)	754

Hedging
Interest Rate contracts
Cash flow hedges - swaps	186	(213)	(27)	424	(256)	168
Fair value hedges - swaps	567	(296)	271	877	(489)	388

Total swaps	753	(509)	244	1,301	(745)	556

Foreign Exchange Contracts
Cash flow hedges - forward foreign exchange contracts	2,211	(152)	2,059	1,514	-	1,514

Total foreign exchange contracts	2,211	(152)	2,059	1,514	-	1,514

Total fair value - hedging derivatives (2)	2,964	(661)	2,303	2,815	(745)	2,070

Average fair value (1)	2,619	(651)	1,968	2,398	(644)	1,754

Total fair value - trading and hedging derivatives	44,268	(41,145)	3,123	49,759	(47,970)	1,789

(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

The table above is presented on a Canadian GAAP basis.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities

	April 30, 2011	October 31, 2010	April 30, 2011	October 31, 2010

Fair value of trading derivatives	41,304	46,944	40,484	47,225
Fair value of hedging derivatives	2,964	2,815	661	745

Total fair value of derivatives	44,268	49,759	41,145	47,970

The table above is presented on a Canadian GAAP basis.

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)	April 30, 2011				October 31, 2010

		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total

Interest Rate Contracts
Over-the-counter
Swaps	1,721,909	31,939	37,975	1,791,823	1,443,036	29,303	37,539	1,509,878
Forward rate agreements	501,198	-	-	501,198	406,115	-	-	406,115
Purchased options	34,827	-	-	34,827	41,254	-	-	41,254
Written options	44,874	-	-	44,874	54,898	-	-	54,898

	2,302,808	31,939	37,975	2,372,722	1,945,303	29,303	37,539	2,012,145

Exchange-traded
Futures	82,101	-	-	82,101	42,316	-	-	42,316
Purchased options	18,313	-	-	18,313	44,656	-	-	44,656
Written options	18,907	-	-	18,907	35,201	-	-	35,201

	119,321	-	-	119,321	122,173	-	-	122,173

Total interest rate contracts	2,422,129	31,939	37,975	2,492,043	2,067,476	29,303	37,539	2,134,318

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	29,243	-	-	29,243	27,002	-	-	27,002
Cross-currency interest rate swaps	196,459	-	-	196,459	179,791	-	-	179,791
Forward foreign exchange contracts	238,609	16,787	-	255,396	225,750	13,832	-	239,582
Purchased options	7,908	-	-	7,908	7,510	-	-	7,510
Written options	13,962	-	-	13,962	11,960	-	-	11,960

	486,181	16,787	-	502,968	452,013	13,832	-	465,845

Exchange-traded
Futures	2,277	-	-	2,277	2,147	-	-	2,147
Purchased options	12,386	-	-	12,386	10,220	-	-	10,220
Written options	4,809	-	-	4,809	4,205	-	-	4,205

	19,472	-	-	19,472	16,572	-	-	16,572

Total foreign exchange contracts	505,653	16,787	-	522,440	468,585	13,832	-	482,417

Commodity Contracts
Over-the-counter
Swaps	16,351	-	-	16,351	16,400	-	-	16,400
Purchased options	7,999	-	-	7,999	8,745	-	-	8,745
Written options	5,092	-	-	5,092	6,395	-	-	6,395

	29,442	-	-	29,442	31,540	-	-	31,540

Exchange-traded
Futures	22,282	-	-	22,282	21,169	-	-	21,169
Purchased options	14,925	-	-	14,925	26,186	-	-	26,186
Written options	16,543	-	-	16,543	28,759	-	-	28,759

	53,750	-	-	53,750	76,114	-	-	76,114

Total commodity contracts	83,192	-	-	83,192	107,654	-	-	107,654

Equity Contracts
Over-the-counter	25,218	-	-	25,218	22,896	-	-	22,896
Exchange-traded	16,015	-	-	16,015	13,549	-	-	13,549

Total equity contracts	41,233	-	-	41,233	36,445	-	-	36,445

Credit Default Swaps
Over-the-counter purchased	41,573	-	-	41,573	44,615	-	-	44,615
Over-the-counter written	36,849	-	-	36,849	40,650	-	-	40,650

Total credit default swaps	78,422	-	-	78,422	85,265	-	-	85,265

Total (1)	3,130,629	48,726	37,975	3,217,330	2,765,425	43,135	37,539	2,846,099

(1)	Included in the notional amounts of exchange-traded derivatives is $214 million as at April 30, 2011 ($231 million as at October 31, 2010) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.

The table above is presented on a Canadian GAAP basis.

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations.

(Canadian $ in millions)			April 30, 2011			October 31, 2010

	Replacement cost	Credit risk equivalent	Risk-weighted assets	Replacement cost	Credit risk equivalent	Risk-weighted assets

Interest Rate Contracts
Swaps	21,343	28,076	-	32,613	38,255	-
Forward rate agreements	124	155	-	87	110	-
Purchased options	1,054	1,197	-	1,379	1,566	-

Total interest rate contracts	22,521	29,428	2,387	34,079	39,931	3,738

Foreign Exchange Contracts
Cross-currency swaps	2,089	2,955	-	1,271	2,456	-
Cross-currency interest rate swaps	7,129	16,457	-	4,595	13,087	-
Forward foreign exchange contracts	6,400	9,040	-	4,050	6,702	-
Purchased options	192	270	-	173	245	-

Total foreign exchange contracts	15,810	28,722	2,561	10,089	22,490	2,477

Commodity Contracts
Swaps	1,710	3,787	-	1,462	3,612	-
Purchased options	559	1,693	-	382	1,666	-

Total commodity contracts	2,269	5,480	1,306	1,844	5,278	853

Equity Contracts	589	2,059	130	625	1,961	137

Credit Default Swaps	792	1,355	3,357	1,280	1,756	3,476

Total derivatives	41,981	67,044	9,741	47,917	71,416	10,681

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $2,287 million as at April 30, 2011 ($1,842 million as at October 31, 2010).

The table above is presented on a Canadian GAAP basis.

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)		April 30, 2011		October 31, 2010

Canada	18,539	44%	19,202	40%
United States	10,120	24	12,450	26
United Kingdom	5,897	14	7,363	15
Other countries (1)	7,425	18	8,902	19

Total	41,981	100%	47,917	100%

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $2,287 million as at April 30, 2011 ($1,842 million as at October 31, 2010).

(1) No other country represented 10% or more of our replacement cost as at April 30, 2011 or October 31, 2010

The table above is presented on a Canadian GAAP basis.

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts with customers in the following industries:

(Canadian $ in millions)	Interest rate contracts		Foreign exchange contracts		Commodity contracts		Equity contracts		Credit default swaps		Total

	April 30, 2011	October 31, 2010	April 30, 2011	October 31, 2010	April 30, 2011	October 31, 2010	April 30, 2011	October 31, 2010	April 30, 2011	October 31, 2010	April 30, 2011	October 31, 2010

Financial institutions	19,705	29,380	10,835	6,693	652	654	307	382	257	312	31,756	37,421
Government	1,393	2,351	3,644	2,487	43	56	-	-	-	-	5,080	4,894
Natural resources	21	45	122	74	713	351	-	-	-	-	856	470
Energy	36	54	4	2	537	239	-	-	-	-	577	295
Other (1)	1,366	2,249	1,205	833	324	544	282	243	535	968	3,712	4,837

Total	22,521	34,079	15,810	10,089	2,269	1,844	589	625	792	1,280	41,981	47,917

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $2,287 million as at April 30, 2011 ($1,842 million as at October 31, 2010).

(1) No other industry represented 10% or more of our replacement cost as at April 30, 2011 or October 31, 2010

The table above is presented on a Canadian GAAP basis.

The following is the revenue from trading derivative instruments recorded in non-interest revenue, trading revenues (losses):

(Canadian $ in millions)	For the three months ended		For the six months ended

	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010

Interest rate contracts	103	257	758	278
Foreign exchange contracts	(26)	84	(404)	84
Commodity contracts	(38)	(93)	(14)	(95)
Equity Contracts	(927)	(2,254)	(2,212)	(1,787)
Credit Default Swaps	(48)	(202)	(91)	(309)

Total	(936)	(2,208)	(1,963)	(1,829)

The table above is presented on a Canadian GAAP basis.

Credit derivatives and guarantees

Credit derivatives – protection sold by ratings/maturity profile:

(Canadian $ in millions)

	Maximum Payout / Notional				Fair Value

As at April 30, 2011	Within 1 year	1 to 5 years	Over 5 years	Total	Liability

Credit default swaps
Investment grade (1)	2,065	22,407	10,218	34,690	467
Non-Investment grade (1)	675	1,248	84	2,007	75
Non-rated	77	60	15	152	2

Total (2)	2,817	23,715	10,317	36,849	544

The table above is presented on a Canadian GAAP basis.

Credit derivatives – protection sold by ratings/maturity profile:

	Maximum payout/ Notional				Fair value

As at October 31, 2010 (Canadian $ in millions)	Within 1 year	1 to 5 years	Over 5 years	Total	Liability

Credit default swaps
Investment grade (1)	2,514	24,752	10,498	37,764	834
Non-investment grade (1)	748	1,774	100	2,622	97
Non-rated	155	108	1	264	2

Total (2)	3,417	26,634	10,599	40,650	933

The table above is presented on a Canadian GAAP basis.

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade rating. These credit ratings largely reflect those assigned by external rating agencies to those issuers of the underlying securities or referenced asset and are not ratings of our securities. These ratings represent the payment or performance risk of the underlying security or referenced asset.
(2)	As at April 30, 2011, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $2 billion and $57 million respectively ($2 billion and $56 million at October 31, 2010)

(i) Pension and Other Employee Future Benefits

United States GAAP requires us to recognize the excess of the fair value of our pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments are recorded in Accumulated Other Comprehensive Income. Under Canadian GAAP, these amounts are recorded in our Consolidated Balance Sheet in other assets or other liabilities. There is no change in the calculation of the pension and other employee future benefits expense.

Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the then existing differences between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.

(j) Liabilities and Equity

Under United States GAAP, certain of our capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as non-controlling interest, with payments recognized as minority interest. Under Canadian GAAP, capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.

(k) Income Taxes

In addition to the tax impact of other differences between Canadian and United States GAAP, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.

(l) Non-controlling Interests in Consolidated Financial Statements

Under United States GAAP, all non-controlling interests held by parties other than the parent entity are reported as equity for United States GAAP reporting purposes. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

A continuity of non-controlling interest recorded in equity for the year ended October 31, 2010 and for the six months ended April 30, 2011 is as follows:

(Canadian $ in millions)

Non-controlling interest in subsidiaries, November 1, 2009	2,505
Net income attributable to non-controlling interest	(145)
Change in non-controlling interest ownership	(222)

Non-controlling interest in subsidiaries, October 31, 2010	2,138
Net income attributable to non-controlling interest	(55)
Change in non-controlling interest ownership	(363)

Non-controlling interest in subsidiaries, April 30, 2011	1,720

(m) Other-than-Temporary Impairment

Under United States GAAP, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.

During the three months ended April 30, 2011, we recorded total other-than-temporary impairment losses of $3 million ($2 million after tax) ($14 million and $10 million after tax in April 30, 2010), of which less than $1 million ($11 million in April 30, 2010) were recorded in income and $nil ($3 million in April 30, 2010) were recorded in accumulated other comprehensive income. During the six months ended April 30, 2011, we recorded total other-than-temporary impairment losses of $1 million (after taxes approximately $1 million) ($51 million and $35 million after tax in April 30, 2010), of which $1 million were recorded in income ($48 million in April 30, 2010) and $nil ($3 million in April 30, 2010) were recorded in accumulated other comprehensive income.

A continuity of the credit losses recorded in income on debt securities held at the period end:

(Canadian $ in millions)	For the three months ended	For the six months ended

	April 30, 2011	April 30, 2011

Balance, beginning of period	285	286

Credit impairment recognized in earnings on debt securities not previously impaired	(1)	(1)

Reduction for securities sold or matured during the period	(1)	(2)

Balance end of period	283	283

We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.

In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our intention or obligation to sell the investment before any anticipated recovery. If the decline is considered not to be temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.

For debt securities classified as available-for-sale, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value.

On a United States GAAP basis, as at April 30, 2011, we had 204 available-for-sale securities (118 at October 31, 2010) with unrealized losses totalling $63 million (unrealized losses of $45 million at October 31, 2010). Of these available-for-sale securities, 45 have been in an unrealized loss position continuously for more than one year (54 at October 31, 2010), amounting to an unrealized loss position of $12 million (unrealized loss position of $17 million at October 31, 2010). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates, and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or over-collateralization provided. Based on these factors and our intention to not sell these securities before any anticipated recovery, we have determined that the unrealized losses are temporary in nature.

Gross unrealized gains and losses on our available-for-sale securities are as follows:

(Canadian $ in millions)	Available-for-sale Securities			April 30, 2011	Available-for-sale Securities			October 31, 2010

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Issued or guaranteed by:

Canadian federal government (3)	13,530	122	16	13,636	14,451	251	1	14,701

Canadian provincial and municipal governments (3)	1,596	77	1	1,672	1,623	74	2	1,695

U.S. federal government	4,627	59	2	4,684	5,440	218	-	5,658

U.S. states, municipalities and agencies	3,673	47	7	3,713	4,182	77	2	4,257

Other governments	8,105	22	3	8,124	10,013	32	3	10,042
Mortgage-backed securities and collateralized mortgage obligations - Canada (1)	7,827	195	-	8,022	7,945	284	-	8,229
Mortgage-backed securities and collateralized mortgage obligations - U.S	573	17	2	588	652	31	-	683

Corporate debt (2) (3)	5,065	133	7	5,191	4,476	130	14	4,592

Corporate equity (2) (3)	621	28	3	646	662	27	3	686

Total (3)	45,617	700	41	46,276	49,444	1,124	25	50,543

(1)	These amounts are supported by guaranteed mortgages.
(2)	Included in unrealized gains (losses) at April 30, 2011 are gains of $14 million in corporate debt (gains of $9 million in 2010) and gains of $nil in corporate equity (gains of $2 million in 2010) related to securities transferred from trading effective August 1, 2008.
(3)	Table does not include non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge of $4,629 million as at April 30, 2011 ($3,294 million as at October 31, 2010) recorded as available-for sale securities under United States GAAP.

The table above is presented on a Canadian GAAP basis.

The duration of unrealized losses on our available-for-sale securities are as follows:

						April 30, 2011						October 31, 2010
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value
Issued or guaranteed by:
Canadian federal government (1)	16	2,164	-	-	16	2,164	1	326	-	-	1	326
Canadian provincial and municipal governments (1)	1	276	-	-	1	276	2	253	-	-	2	253
U.S. federal government	2	370	-	-	2	370	-	666	-	-	-	666
U.S. states, municipalities and agencies	6	518	1	150	7	668	2	340	-	159	2	499
Other governments	1	365	2	1,641	3	2,006	-	1,154	3	3,189	3	4,343
Mortgage-backed securities and collateralized mortgage obligations - US	2	126	-	-	2	126	-	19	-	2	-	21
Corporate debt (1)	6	715	1	622	7	1,337	10	717	4	488	14	1,205
Corporate equity (1)	-	-	3	13	3	13	-	-	3	30	3	30
Total (1)	34	4,534	7	2,426	41	6,960	15	3,475	10	3,868	25	7,343

(1)	Table does not include non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge of $4,629 million as at April 30, 2011

The table above is presented on a Canadian GAAP basis.

The gross realized gains and losses on sales of available-for-sale securities included in our consolidated financial statements are as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended

	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010

Gross realized gains	26	50	44	90
Gross realized losses	(8)	(1)	(9)	(3)

Net realized gains	18	49	35	87

The table above is presented on a Canadian GAAP basis.

The amortized cost and fair value of available-for-sale debt securities by contractual maturity dates are as follows:

	Term to maturity					April 30, 2011	October 31, 2010

	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total

Available-for-Sale Debt Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	1,428	6,622	3,693	1,389	398	13,530	14,451
Fair value	1,436	6,691	3,711	1,395	403	13,636	14,701
Yield (%)	2.88	3.03	2.28	3.72	3.80	2.90	2.95
Canadian provincial and municipal governments
Amortized cost	444	789	279	68	16	1,596	1,623
Fair value	473	828	287	68	16	1,672	1,695
Yield (%)	2.96	1.76	2.09	3.58	4.58	2.26	2.19
U.S. federal government
Amortized cost	1,184	946	284	2,213	-	4,627	5,440
Fair value	1,185	948	282	2,269	-	4,684	5,658
Yield (%)	0.15	0.53	1.24	2.97	-	1.64	1.82
U.S. states, municipalities and agencies
Amortized cost	1,627	1,121	350	438	137	3,673	4,182
Fair value	1,629	1,145	350	449	140	3,713	4,257
Yield (%)	1.36	3.04	0.50	5.80	6.24	2.50	2.60
Other governments
Amortized cost	2,446	4,541	1,117	1	-	8,105	10,013
Fair value	2,450	4,550	1,123	1	-	8,124	10,042
Yield (%)	1.78	2.18	1.27	3.48	-	1.93	2.29
Mortgage-backed securities and collaterialized mortgage obligations - Canada (2)
Amortized cost	-	652	7,169	-	6	7,827	7,945
Fair value	-	668	7,348	-	6	8,022	8,229
Yield (%)	-	1.39	2.57	-	6.13	2.47	2.38
Mortgage-backed securities and collaterialized mortgage obligations - U.S.
Amortized cost	5	11	5	147	405	573	652
Fair value	5	11	6	155	411	588	683
Yield (%)	4.07	3.78	4.49	4.56	3.68	3.92	4.27
Corporate debt
Amortized cost	1,423	1,883	1,254	298	207	5,065	4,476
Fair value	1,428	1,979	1,268	303	213	5,191	4,592
Yield (%)	2.50	2.56	2.25	4.14	3.93	2.62	2.71
Corporate equity (1)
Amortized cost	55	92	58	3	413	621	662
Fair value	60	95	62	4	425	646	686
Yield (%)	4.24	3.84	3.51	-	0.28	1.46	2.21

Total cost or amortized cost	8,612	16,657	14,209	4,557	1,582	45,617	49,444

Total fair value	8,666	16,915	14,437	4,644	1,614	46,276	50,543

Yield (%)	1.86	2.48	2.28	3.61	3.10	2.44	2.53

The table above is presented on a Canadian GAAP basis.

(1)	For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
(2)	These amounts are supported by guaranteed mortgages.

Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts.

Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

(n) Restricted Net Assets

Certain of our subsidiaries and equity investments are subject to regulatory requirements of the jurisdictions in which they operate. As a result, these subsidiaries and equity investees may be restricted from transferring to us our proportionate share of their assets in the form of cash dividends, loans or advances. At April 30, 2011 and October 31, 2010, restricted net assets of these subsidiaries were $5.9 billion and $6.2 billion, respectively.

(o) Accounting for Transfers of Financial Assets and Consolidation of Variable Interest Entities

Effective November 1, 2010, we adopted new United States guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for transfer of financial assets that removes the concept of a qualifying special-purpose entity (“QSPE”). Under Canadian GAAP, assets transferred to QSPE’s would not be included in our Consolidated Balance Sheet. Under US GAAP, sales of assets to these entities would not achieve the criteria for de-recognition and would therefore be reflected in the Consolidated Balance Sheet. This guidance was applied on a prospective basis. As a result of these differences being applied, as at and for the six months ended April 30, 2011, we recorded an additional $13 billion in loans and customers’ liability under acceptances, $10 billion in deposits, and $2 billion in other liabilities; available-for-sale securities were reduced by less than $1 billion, and net income was increased by $60 million.

Effective November 1, 2010, we adopted the new FASB accounting standard which changes the criteria by which an enterprise determines whether it must consolidate a VIE. Under Canadian GAAP, VIEs need to be consolidated when we absorb the majority of the expected losses or residual returns, or both. Under US GAAP, we are required to consolidate a VIE if we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE. In addition, US GAAP requires us to assess if VIEs that were previously QSPEs must be consolidated. The impact on the US GAAP reconciliation was the consolidation of various VIEs that were not consolidated under Canadian GAAP. This guidance was applied on a prospective basis. As a result of these differences being applied, as at and for the six months ended April 30, 2011, we recorded an additional $5 billion in trading securities, $2 billion in deposits, $1 billion in other liabilities, $1 billion in subordinated debt, less than $1 billion in capital trust securities and derivative liabilities respectively; derivative assets and loans and customers’ liability under acceptances were reduced by less than $1 billion and $1 billion respectively and net income was increased by $40 million.

(p) Accounting of Acquired Loans

Under United States GAAP, any increase in expected undiscounted cash flows from acquired loans over their fair value at the date of acquisition is adjusted to the yield of the loan over its term. Under Canadian GAAP, any increase in expected undiscounted cash flows from acquired loans over their fair value at the date of acquisition is recorded as a recovery.

(q) Business Combinations

Under United States GAAP, acquisition-related costs, except costs to issue debt or equity securities, are recorded as expenses in the period in which the costs are incurred and the estimated future contingent consideration to be paid is included as part of the purchase price at the time of acquisition. Under Canadian GAAP, acquisition-related costs are included in the cost of purchase and any contingent consideration is included in the purchase price when the contingency has been resolved.

(r) Goodwill and Other Assets

Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of fair value increments on buildings goodwill and intangible assets, associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of the fair value increments on buildings and intangible assets under Canadian GAAP.

(s) Credit Quality

We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on page 81 of our 2010 Annual Report.

Based on the Basel II classifications, the following tables present our retail and wholesale advanced internal ratings approach credit exposure by risk rating on an adjusted exposure at default basis as at April 30, 2011. Wholesale includes all loans that are not classified as retail.

Wholesale Credit Exposure by Risk Rating

	Drawn			Undrawn (1)			Apr 2011	Oct 2010
(Canadian $ in millions)	Bank	Corporate	Sovereign	Bank	Corporate	Sovereign	Total exposure	Total exposure
Investment grade	13,942	41,506	81,232	1,422	27,546	1,688	167,336	142,283
Non-investment grade	1,809	19,840	176	48	6,731	4	28,608	27,203
Watchlist	3	2,983			361		3,347	3,031
Default	48	2,321			152		2,521	1,676
Total	15,802	66,650	81,408	1,470	34,790	1,692	201,812	174,193

(1)	Included in the undrawn amounts are uncommitted exposures of $14 million.

The table above is presented on a Canadian GAAP basis.

Retail Credit Drawn Exposure by Portfolio and Risk Rating

(Canadian $ in millions)	Residential mortgages and home equity lines of credit		Qualifying revolving retail(1)		Other retail and retail small and medium-sized enterprises
	Apr 2011	Oct 2010	Apr 2011	Oct 2010	Apr 2011	Oct 2010
Risk profile (probability of default):
Exceptionally Low (≤ 0.05%)	18,608	16,323	327	613	55	105
Very low (> 0.05% to ≤ 0.20%)	9,603	6,002	1,526	1,699	3,303	1,876
Low (>0.20% to 0.75%)	11,939	9,731	2,384	2,566	7,968	6,479
Medium (>0.75% to 7.00%)	8,150	4,814	2,009	2,526	6,453	5,027
High (>7.00% to 99.99%)	917	261	313	481	409	339
Default (100%)	701	144	32	33	80	59
Total	49,918	37,275	6,591	7,918	18,268	13,885

(1)	Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.

The table above is presented on a Canadian GAAP basis.

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due,

but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not impaired as at April 30, 2011 and October 31, 2010:

Loans Past Due Not Impaired

(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more (1)		Total
	Apr 2011	Oct 2010	Apr 2011	Oct 2010	Apr 2011	Oct 2010	Apr 2011	Oct 2010
Residential mortgages	432	410	398	310	41	79	871	799
Credit card, consumer instalment and other personal loans	2,413	2,514	372	410	106	107	2,891	3,031
Business and government loans	1,118	497	265	514	36	28	1,419	1,039
Customers' liability under acceptances	-	-	-	142	-	-	-	142
Total	3,963	3,421	1,035	1,376	183	214	5,181	5,011

1)	Loan 90 days or more past due were $227 million, as at October 31, 2009.

The table above is presented on a Canadian GAAP basis.

Impaired loans and acceptances, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance		Net of specific allowance
	Apr 30, 2011	Oct 31, 2010	Apr 30, 2011	Oct 31, 2010	Apr 30, 2011	Oct 31, 2010
Residential mortgages	443	511	68	52	375	459
Consumer instalment and other personal loans	257	225	59	47	198	178
Business and government loans	2,092	2,485	404	482	1,688	2,003
Total (1)	2,792	3,221	531	581	2,261	2,640

The table above is presented on a Canadian GAAP basis.

(1)	2011 excludes allowance of $23MM for Other Credit Instruments, which is included in Other Liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $106 million and $154 million as at April 30, 2011 and October 31, 2010, respectively.

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available.

Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

During the six months ended April 30, 2011, we foreclosed on impaired loans and received $60 million in real estate properties that we classified as held for sale ($124 million in the year ended October 31, 2010) . These properties are disposed of when market conditions are favourable.

Impaired Loans

Our average gross impaired loans and acceptances were $3,066 million for the six months ended April 30, 2011 ($3,255 million for the year ended October 31, 2010). Our average impaired loans, net of the specific allowance, were $2,458 million for the six months ended April 30, 2011 ($2,589 million for the year ended October 31, 2010).

During the six months ended April 30, 2011, and the years ended October 31, 2010 and 2009 we would have recorded additional interest income of $53 million, $111 million and $119 million, respectively, if we had not classified any loans as impaired.

Cash interest income of $1 million was recognized on impaired loans during the six months ended April 30, 2011 ($2 million and $ nil in the years ended October 31, 2010 and 2009 respectively).

During the six months ended April 30, 2011, we recorded a net loss of $27 million (net loss of $4 million during the year ended October 31, 2010) on the sale of impaired loans.

Future Changes in Accounting Policy

Amendments to Disclosure Guidance on the Credit Quality of Financing Receivables and the Allowance for Credit Losses Troubled Debt Restructuring

The FASB has issued amendments to enhance disclosures about the nature and extent of troubled debt restructuring. These amendments require an entity to provide a greater level of disaggregated information about troubled debt restructurings that occurred in the period and their effect on the allowance for credit losses. This standard is effective August 1, 2011 for United States GAAP reporting purposes.

A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring

The FASB has issued amendments to clarify the guidance relating to restructuring activities including clarifications on a creditor’s evaluation of whether it has granted a concession as well as a creditor’s evaluation of whether a debtor is experiencing financial difficulties. In addition, the amendments clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. This standard is effective August 1, 2011 for United States GAAP reporting purposes. We are currently assessing the impact on our United States GAAP reconciliation.